FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

PolyMet Mining Corp.
2350 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 669-4701
(the "Company")

Item 2	Date of Material Change

September 21, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Ontario and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced on September 21, 2005 that it has negotiated a non-brokered private placement for a total of up to 4,000,000 units (the “Units”), each Unit comprised of one common share (a “Share”) and one-half of one non-transferable share purchase warrant (a “Warrant”), in the capital stock of the Company at $1.40 per Unit to net the treasury an aggregate of up to $5,600,000. One full Warrant will entitle the holder to purchase one additional common share of the Company (a “Warrant Share”) for a period of 18 months from the date of closing of the transaction at $2.00 per share; provided that, if at any time the closing trading price for the common shares is greater than $2.50 per share for any 20 consecutive trading days, the Company has the right to accelerate the expiry date of the Warrants upon 30 days’ notice to the holders thereof.

A finder's fee in the amount of 10% of the gross proceeds will be paid with respect to the placement of certain of the Units in the form of shares (the “Finder’s Shares”) in the capital stock of the Company.

The proceeds of the private placement will be used to complete the feasibility study on the Company’s NorthMet Property, and to provide working capital in connection with the transition to construction and commissioning of the project.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

	Contact:	Terese J. Gieselman
Tel: (604) 669-4701

Item 9.	Date Of Report

DATED at Vancouver, BC, this 21st day of September, 2005

POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

POLYMET NEGOTIATES PRIVATE PLACEMENT

Vancouver, British Columbia, September 21, 2005 – PolyMet Mining Corp. (the “Company”) announces that the Company has negotiated a non-brokered private placement for a total of up to 4,000,000 units (the “Units”), each Unit comprised of one common share (a “Share”) and one-half of one non-transferable share purchase warrant (a “Warrant”), in the capital stock of the Company at $1.40 per Unit to net the treasury an aggregate of up to $5,600,000. One full Warrant will entitle the holder to purchase one additional common share of the Company (a “Warrant Share”) for a period of 18 months from the date of closing of the transaction at $2.00 per share; provided that, if at any time the closing trading price for the common shares is greater than $2.50 per share for any 20 consecutive trading days, the Company has the right to accelerate the expiry date of the Warrants upon 30 days’ notice to the holders thereof.

A finder's fee in the amount of 10% of the gross proceeds will be paid with respect to the placement of certain of the Units in the form of shares (the “Finder’s Shares”) in the capital stock of the Company.

The Shares, the Warrants, the Warrant Shares and the Finder’s Shares will be subject to a hold period of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement will be used to complete the feasibility study on the Company’s Northmet Property, and to provide working capital in connection with the transition to construction and commissioning of the project.

The proceeds from the exercise of the Warrants, if any, will provide general working capital.

The private placement transaction is subject to acceptance by the Exchange and any other regulatory authority having jurisdiction.

POLYMET MINING CORP.

For further information, please contact:	Per:
PolyMet Mining Corp.	"William Murray”
Warren Hudelson, Public Affairs	William Murray, President
218-245-3634
whudelson@polymetmining.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.